SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

FSI Low Beta Absolute Return Fund, TEI

Address of Principal Business Office:

FSI Low Beta Absolute Return Fund, TEI

3205 South Boston, Suite 1130, Tulsa, OK 74103

Telephone Number (including area code): (918) 585-5858

Name and Address of Agent for Service of Process:

Gary W. Gould, Chief Executive Officer

FSI Low Beta Absolute Return Fund, TEI

3205 South Boston, Suite 1130, Tulsa, OK 74103

With a copy to:

Scot E. Draeger, Esq.

Bernstein, Shur, Sawyer, & Nelson, P.A.

100 Middle Street

Portland, ME 04101

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:   Yes [X]   No [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of _____________ and the State of ________________ on the 5th day of August, 2011.

FSI Low Beta Absolute Return Fund, TEI
By:	/s/ Gary W. Gould
Gary W. Gould
Trustee, Chief Executive Officer, Treasurer, Secretary and Chief Compliance Officer